FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   SEPTEMBER 30, 1998|
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940
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1.  Name and Address of Reporting Person
      Saxton                        Paul                                A.
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       (Last)                      (First)                    (Middle)
                                    1536 Beech Street
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                                  (Street)
      Terre Haute                   IN                          47804
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       (City)                      (State)                      (Zip)
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2.  Issuer Name and Ticker or Trading Symbol
                              General Housewares Corp. (GHW)
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year
      October/1999
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    ( ) Director
    ( ) 10% Owner
    (x) Officer (give title below)
    ( ) Other (specify title below)
      President and CEO
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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    (x) Form filed by One Reporting Person
    ( ) Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.  Title of Security (Instr. 3)
      Common Stock
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2.  Transaction Date (Month/Day/Year)
      1)9/16/99
      2)10/21/99
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3.  Transaction Code (Instr. 8)
      1) M
      2) U
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      1) 3,167 A Price $13.75
      2) 97,379 D Price $28.75
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5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)
      0
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
      D
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)
      Option (Right to buy)
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2.  Conversion or Exercise Price of Derivative Security
      1) $10.50         4)$13.125         7)$13.125         10)$13.75
      2) $10.50         5)$13.125         8)$13.125         11)$13.75
      3) $10.50         6)$13.125         9)$13.125
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3.  Transaction Date (Month/Day/Year)
      1) 10/21/99      4) 10/21/99      7)10/21/99      10)10/21/99
      2) 10/21/99      5) 10/21/99      8)10/21/99      11)9/16/99
      3) 10/21/99      6) 10/21/99      9)10/21/99
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4.  Transaction Code (Instr. 8)
      1) D              4) D              7) D              10) D
      2) D              5) D              8) D              11) M
      3) D              6) D              9) D
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5.  Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.
    3, 4, and 5)
1)4,000 D   V     4)4,000 D   V     7)6,000 D   V     10)3,167 D V
2)4,000 D   V     5)4,000 D   V     8)6,000 D   V     11)3,167 D
3)4,000 D   V     6)4,000 D   V     9)6,000 D V
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6.  Date Exercisable and Expiration Date (Month/Day/Year)

1)2/14/98-2/13/03   4)8/1/96-7/31/01  7)11/9/94-11/8/99   10)9/21/95-9/20/00
2)2/14/99-2/13/04   5)8/1/97-7/31/02  8)11/9/95-11/8/00   11)9/21/94-9/20/99
3)2/14/00-2/13/05   6)8/1/98-7/31/03  9)11/9/96-11/8/01
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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
      Common Stock:
1)4,000           4)4,000   7)6,000       10)3,167
2)4,000           5)4,000   8)6,000       11)3,167
3)4,000           6)4,000   9)6,000
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8.  Price of Derivative Securities (Instr. 5)
1)$18.25          4)$15.625 7)$15.625     10)$15.00
2)$18.25          5)$15.625 8)$15.625
3)$18.25          6)$15.625 9)$15.625
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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
      0
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10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
    (Instr. 4)

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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:









         /S Paul A. Saxton                             11/10/99
   ---------------------------------                 -------------
   **  SIGNATURE OF REPORTING PERSON                     DATE

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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS.  SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.